Consent of Independent Registering Public Accounting Firm

The Plan Administrator

Acxiom Corporation Retirement Savings Plan:

We consent to the incorporation by reference in the Registration Statements previously filed on Form S-3 and Form S-8 (Nos. 33-17115, 33-37610, 33-37609, 33-42351, 33-72310, 333-63633, 333-91395, 333-40114, 333-57470, 333-68620, 333-98613, 333-108900, 333-124901, and 333-127743) of Acxiom Corporation Retirement Savings Plan of our report dated June 28, 2007, with respect to the statements of net assets available for plan benefits of the Acxiom Corporation Retirement Savings Plan as of December 31, 2006 and 2005, and the related statements of changes in net assets available for plan benefits for the year then ended, and the related Schedule H, Line 4i – Schedule of Assets (Held at End of Year), which report appears in the December 31, 2006 annual report on Form 11-K of the Acxiom Corporation Retirement Savings Plan.

/s/ KPMG LLP
KPMG LLP

Dallas, Texas

June 28, 2007